Exhibit 99.5

ALCON EXCESS 401(k) PLAN

EFFECTIVE JANUARY 1, 2008

I. Name and Purpose

The name of the plan is the Alcon Excess 401(k) Plan (the "Plan"). Its purpose is to provide certain individuals with benefits attributable to contributions, which would have been made to the Alcon 401(k) Retirement Plan but for limitations imposed by the Code regarding the compensation that can be considered in making contributions on behalf of an employee. This program has been adopted in recognition of these limits to restore the benefits that would have otherwise been available without such restrictions. This Plan is intended to be an unfunded plan maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

II. Effective Date

This amended and restated plan shall be effective as of January 1, 2008. The Plan was originally effective as of January 1, 2004.

III. Definitions

A. **Account** means the balance credited to a Participant's Excess Contribution Account. The Account shall not constitute or be treated as an escrow, trust fund, or any other type of funded account for Code or ERISA purposes and, moreover, contingent amounts credited thereto shall not be considered "plan assets" for ERISA purposes. The Account merely provides a record of the bookkeeping entries relating to the contingent benefits the Sponsor intends to provide the Participant and shall thus reflect a mere unsecured promise to pay amounts in the future.

B. **Affiliate** means a member of a controlled group of corporations (defined in Code Section 414(b)), trades of business (whether or not incorporated) which are under common control (defined in Code Section 414(c)) or an affiliated service group (defined in Code Section 414(m) or in Code Section 414(c)) which includes Alcon Holdings Inc. using an at least 80% control or ownership threshold**.**

C. **Alcon 401(k) Retirement Plan** means the Alcon 401(k) Retirement Plan and Trust, Restated Effective January 1, 1997, or any other successor plan(s) maintained by the Company that qualifies under Section 401(a) of the Code, and satisfies the requirements thereof.

D. **Allocation Form** means the form completed by the Participant and delivered to the Committee which indicated the Participant's choice of the Investment Alternatives as described in **Section VI**.

E. **Arrangement** shall mean the individual agreement between the Company and the Participant.

F.   **Beneficiary** means any person or persons so designated in accordance with the provisions of **Section VIII**.

G.   **Board of Directors** means the board of directors of Alcon Holdings Inc.

H.   **Code** means the Internal Revenue Code of 1986, as amended, and the regulations and other authority issued thereunder by the appropriate governmental authority. References to the Code shall include references to any successor section or provision of the Code.

I.   **Committee** means the Chief Executive Officer and Chief Financial Officer of Alcon Holdings Inc. or any other persons appointed by the Board of Directors to administer the Plan and to perform the functions set forth herein.

J.   **Company** means Alcon Holdings Inc. and each Participating Employer except as otherwise provided in **Section VI.E.2.c.** of the Plan.

K.   **Compensation** means (i) base salary earned by a Participant on a periodic basis throughout the Plan Year, and (ii) cash bonuses paid to a Participant during a Plan Year. For purposes of this Plan, Compensation shall also include amounts which would otherwise meet the definition hereunder but for the voluntary deferral of such amounts pursuant to the Alcon 401(k) Retirement Plan or the Alcon Executive Deferred Compensation Plan, effective October 25, 2002, as may be amended from time to time.

L.   **Designated Beneficiary** shall mean the person designated by the Participant to receive his/her benefit upon the Participant's death under this Plan on the form specified by the Company. In the event the Participant does not complete a beneficiary designation form, it shall mean the Participant's surviving spouse, if the Participant is married. In the event no beneficiary is designated on the specified form and the Participant is not married on the date of his/her death, the Participant's benefit shall be paid to the Participant's Estate and it shall be the Designated Beneficiary.

M.   **Disability** means if the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or if the Participant is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Participant's employer; or a Participant will be deemed disabled if the Participant is determined to be totally disabled by the Social Security Administration or Railroad Retirement Board. A Participant may be determined to be disabled by a disability insurance program, provided the definition of disability used by such disability insurance program complies with Treasury Regulation § 1.409A-3(i)(4).

N. **Discretionary Contribution** means the amount contributed by the Company to a Participant's Account pursuant to **Section VI** of the Plan.

O. **Distribution Event** means the date of termination of service of the Participant with the Company for any reason, including death, upon which payment of the Participant's Account shall be deemed triggered for subsequent distribution, pursuant to **Section VII**.

P. **Domestic Relations Order** shall mean any judgment, decree, or order (including approval of a property settlement agreement) which (i) relates to the provision of child support, alimony payments, or marital property rights to a spouse, former spouse, child or other dependent of a Participant, and (2) is made pursuant to a State domestic relations law (including a community property law).

Q. **Eligible Individual** means each employee of the Company selected for participation in this Plan pursuant to **Section IV** of the Plan.

R. **Excess Contribution Account** means the sum of (i) the amounts credited on behalf of a Participant under the terms of this Plan; and (ii) additional amounts credited/debited to the Participant's Excess Contribution Account as a result of the Participant's selection of Investment Alternatives in accordance with **Section VI**, less (iii) all distributions made to the Participant or his or her Beneficiary pursuant to this Plan from the Participant's Excess Contribution Account, including any applicable penalties imposed pursuant to **Section VIII.C**.

S. **Excess Contribution Amount** means an amount which would have been credited on behalf of the Participant to the Alcon 401(k) Retirement Plan, but for the limitations imposed by Section 401(a)(17) of the Code, as may be modified from time to time. Such amount shall be determined by multiplying the Participant's Compensation in excess of the Compensation Limit as defined in Section 401(a)(17) of the Code, by twelve percent (12%); such amounts shall be credited to Excess Contribution Account pursuant to **Section VI**.

T. **Investment Alternatives** means those Investment Alternatives chosen from time to time by the Committee, as described in **Section VI**, and provided on an annual basis by the Company to the Participants. Such Investment Alternatives will allow individual Participants to hypothetically invest the balance of his or her Account during each Plan Year, among Investment Alternatives selected by the Participant, and shall determine the rate of appreciation (or depreciation) attributable to the balance of such Participant's Account for that Plan Year.

U. **NQDC Plan** shall mean any agreement, method or arrangement, including one of the above that applies to one person or individual. An agreement, method or arrangement may be a plan for this purpose even if it is not an employee benefit plan under section 3(3) of the Employee Retirement Income Security Act of 1974, as amended. A NQDC Plan includes all arrangements that are recognized in the final regulations issued under Code section 409A as a separate category or type of plan that must be aggregated as a separate type of NQDC Plan in the same manner as such plans are aggregated under Treasury Regulation § 1.409A-1(c) and any successor thereto.

V.   **Participant** means an employee who is both eligible to participate in the Plan under the terms of **Section IV** and has elected to participate in the Plan.

W.   **Participating Employer** means Alcon Laboratories, Inc., Alcon Research, Ltd., Alcon Manufacturing, Ltd. and Falcon Pharmaceuticals, Ltd. or any other corporation or business organization which adopts the Plan, with the consent of Sponsor.

X.   **Plan Year** means the twelve (12) month period ending on the December 31st of each year during which the Plan is in effect, provided that the first Plan Year shall commence on the original Effective Date and end on December 31, 2004.

Y.   **Separation from Service** shall mean for:

1.   a Participant acting as an independent contractor with respect to the Company the date upon which the Participant's contract under which the Participant provides services to the Company expires (or if there is more than one contract, the date when all of Participant's contracts with the Company expire) provided such expiration of the Contract(s) is a good fact and complete termination of the contractual relationship. An expiration is not a good faith Separation from Service if the Company anticipates renewal of the relationship or contract or the independent contractor becomes an employee. Renewal is anticipated if neither the Company nor the Participant has eliminated the Participant as a potential service provider to the Company. The Participant will be considered to be intended to contract with the Company again if the Company's contracting is conditioned only on incurring a need for the services or the availability of funds or both. Furthermore, a Participant who was an independent contractor with respect to the Company shall not be deemed to have Separated from Service until the later of the date that is twelve (12) months and one (1) day after the date the Participant's last contract with the Company expired and provided that no amount will be payable to the Participant if during such period the Participant provided services to the Company as an independent contractor or an employee. Treasury Regulation § 1.409A-1(h)(2).

2.   a Participant who is an employee of the Company shall be Separated from Service with the Company if the employee dies, retires or otherwise terminates employment with the Company. Notwithstanding the above, a Participant is considered to be continuing to be an employee while the Participant is on military leave, sick leave or another bona fide leave of

absence if the duration of such leave does not exceed six (6) months, or if longer, the duration of the leave continues as long as the individual's rights to reemployment with the Company is provided either by statute or contract. A leave of absence is bona fide only if there is a reasonable expectation that the employee will return to perform services for the Company. If the leave exceeds six (6) months and the Participant does not retain reemployment rights under a contract or a statute, the employment relationship is deemed to terminate on the first date after such six (6) month period. Notwithstanding the above, where a leave of absence is due to a medically determinable physical or mental impairment that can be expected to result in death or last for a continuous period of not less than six (6) months, and causes the Participant to be unable to perform the duties of his position or a substantially similar position, the leave duration may be expanded to twenty-nine (29) months instead of six (6) months. The termination of a Participant's employment is determined by the Company based upon the facts and circumstances.

If a Participant continues to perform services (whether as an employee or independent contractor), but the Company and the Participant reasonably anticipated (1) the Participant would not provide further services after a certain date, or (2) that the level of bona fide service provided to the Company would permanently decrease to below 50% of the average level of bona fide services performed over the immediately preceding 36 months (whether as an employee or independent contractor) (or over the full period if the employee had not completed 36 months of service), the Participant will be treated as Separated from Service. For this purpose, services will be at an annual rate that is less than 50 percent of the services rendered on the average (whether as an employee or independent contractor), during the immediately preceding 36 months of employment (or, if employed a lesser period, for such lesser period) and the annual remuneration for such services is less than 50 percent of the average annual remuneration earned by the Participant during the most recent 36 months of employment (or, if employed for a lesser period, such lesser period).

If the Participant was an employee and continues to provide services after termination of employment as an independent contractor, a Separation from Service will not be deemed to occur if the Participant provides services at an annual rate that is 50 percent or more of the services rendered on the average during the immediately preceding 36 months of employment (or, if employed for a lesser period, over such lesser period) and the annual compensation for such services is 50 percent or more of the annual compensation earned during the most recent 36 months of employment (or, if employed for a lesser period, such lesser period). Treasury Regulation § 1.409A-1(h)(1).

For purposes of determining whether a Separation from Service has occurred in any Plan Year, if the Participants works at any entity included as an Affiliate of the Company, with such determination made using an at least 50% ownership or control test in place of the "at least 80%" test, such services shall be included as services provided to the Company.

Z.   **Similar Arrangements** shall mean such other arrangements providing nonqualified deferred compensation subject to Code section 409A which, in the event of a violation of such section's requirements, would be grouped as a plan as such term is defined in Treasury Regulation § 1.409A-1(c).

AA. **Specified Employee** shall mean any Participant determined to be a Specified Employee for the Plan Year in which such individual incurs a Separation from Service, with such determination made in accordance with the Policy Regarding Determination of Specified Employees for Nonqualified Deferred Compensation Plans of Alcon Holdings Inc.

BB. **Sponsor** means Alcon Holdings Inc. and its successors and assigns.

CC. **Trust** means the grantor trust established pursuant to the Plan. Such trust shall be located in the United States of America.

DD**.** **Trustee** means the trustee named in the agreement establishing the Trust and such successor and/or additional trustees as may be named pursuant to the terms of the agreement establishing the Trust.

IV.   Eligibility

An employee of the Company shall be eligible to participate in the Plan if the employee is approved to participate in the Plan by the Committee. An employee shall become a Participant under the Plan upon the timely filing of a statement indicating his or her willingness to be a participant in this Plan and an Allocation Form, as described in **Section VI**.

V.   Administration of the Plan

A.   The Plan shall be administered by the Committee which shall hold meetings at such times as may be necessary for the proper administration of the Plan. The Committee shall have the sole discretion to interpret the provisions of the Plan. Neither the Committee nor any members of the board of directors of any Alcon Affiliated Company shall be liable to any person for any action taken or omitted in connection with the administration or interpretation of the Plan.

B.   Subject to the limitations herein set forth, the Committee shall establish from time to time the rules or regulations for the administration of the Plan and the transaction of its business, provided that no such rule or regulation shall be contrary to the specific provisions of the Plan or section 409A of the Code or the regulations or guidance issued thereunder**.** The Committee has full discretion to interpret the Plan, to determine whether a claimant is eligible for benefits; to decide the amount of benefits; and to resolve any other matter under the Plan which is raised by a claimant or identified by the Committee. The Committee shall determine all questions arising from or in connection with the provisions of the Plan and its administration, and any determination so made shall be final, conclusive and binding upon all persons affected thereby.

C.   Communications to the Committee shall be addressed to the Chairman of the Committee, 6201 South Freeway, Fort Worth, Texas 76134. The Secretary of the Committee is hereby designated as agent for service of legal process with respect to any claims arising under the Plan.

VI.   Excess Contribution Account

A.   **Investment Alternatives**
The Investment Alternatives available for the Participant's Account will be selected by the Committee, in its sole discretion, provided to the Participant by the Committee. Such Investment Alternatives will allow individual Participants to elect prospectively to hypothetically invest the balance of their Account during each Plan Year and shall determine the rate of appreciation (or depreciation) which shall be credited on the balance of such Account. Allocation among the Investment Alternatives shall be in increments of whole percentages. A Participant shall have no actual ownership rights in any assets of the Company or the Trust as a result of such Participant's selection of Investment Alternatives. Moreover, the Company and/or Trust shall have no obligation to invest actual assets in accordance with the Participant's selection of Investments.

B.   **Reallocation Among Investment Alternatives**
A Participant may choose to reallocate the deemed investment of the amounts credited to such Participant's Account among the Investment Alternatives in increments of whole percentages. Such reallocation shall be achieved by submitting an Investment Alternative Change Form to the Committee pursuant to the procedures established by the Committee.

C.   **Periodic Credits of Amounts**
The Participant's Excess Contribution Account shall be credited with the amount of the Excess Contribution Amount on the day on which such Excess Contribution Amount would have otherwise been contributed on behalf of the Participant under the Alcon 401(k) Retirement Plan. All periodic credits to a Participant's Excess Contribution Account shall be accounted for based on the Investment Alternatives selected by the Participant on the Allocation Form or Investment Alternative Change Form. In addition, the Committee, in its sole discretion, may from time to time make Discretionary Contributions to a Participant's Account.

D.   **Increase or Decrease to Account**

A Participant's Excess Contribution Account will be increased or decreased on the last day of each month, in accordance with the Participant's Investment Alternative election reflected on his or her Allocation Form or Investment Alternative Change Form.

E.   **Vesting in the Excess Contribution Account**

1.   The Participant shall be vested in the Excess Contribution Account according to the following schedule based on the Participant's Years of Service ("YOS") as defined under the 401(k) Plan:

If the Participant has ...	Then the vested percentage shall be ...
Less than 2 YOS	0%
2 or more YOS but less than 3	20%
3 or more YOS-but less than 4	40%
4 or more YOS but less than 5	70%
5 or more YOS	70%

2.   In addition, a Participant's vested percentage shall be one hundred percent (100%) if:

a.   Such Participant while an Employee-

(i)   Attains age 55;

(ii)   Dies; or

(iii)   Suffers a Disability.

b.   Such Participant Separates from Service as a result of the closing of the business unit or facility by which he is employed, provided that he/she continues in the employ of such business unit or facility until such date as his/her Participating Employer releases him/her from employment; or

c.   A Change-of-Control occurs while the Participant is an Employee. Change-of-Control means the happening of any of the following:

(i)   any "person" including a "group" (as such terms are used in Sections 13(d) and 14(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act")), but excluding (i) the Company, (ii) any entity controlling, controlled by or under common control with the Company including Nestlé S.A. (Nestlé), (iii) any employee benefit plan of the Company or any such entity, (iv) any entity or group acting to facilitate any initial public offering of the Shares and, (v) with respect to any particular Participant, the Participant and any "group" (as such term is used in Section 13(d)(3) of the Exchange Act) of which such Participant is a member, and (vi) any acquisition of securities directly from the Company is or becomes the "beneficial owner" (as defined in Rule 13(d)(3) under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of either (i) the combined voting power of the Company's then outstanding securities, or (ii) the then outstanding Shares; or

(ii) the consummation of any consolidation or merger of the Company or subsidiary where the shareholders of the Company immediately prior to the consolidation or merger, do not, immediately after the consolidation or merger, beneficially own (as such term is used in Rule 13(d)(3) under the Exchange Act), directly or indirectly, securities representing in the aggregate 51% or more of the combined voting power of the then outstanding voting securities of the corporation issuing cash or securities in the consolidation or merger (or its ultimate parent corporation, if any), except any such transaction with Nestlé or any entity controlled by Nestlé; or

(iii) any sale, lease, exchange or other transfer (in one transaction or in a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of the Company other than the sale or disposition by the Company of all or substantially all of the Company's assets either (i) to an entity, at least 51% of the combined voting power of the voting securities of which are beneficially owned by shareholders in substantially the same proportion as their ownership of the Company immediately prior to such sale, or (ii) to Nestlé or to an entity controlled by Nestlé, or

(iv) during any period of two consecutive years commencing on or after January 1, 2002, individuals who, at the beginning of the period, constituted the Board of Directors (together with any new directors whose election by such Board or whose nomination for election by the stockholders of the Company was approved by a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute at least a majority of the Board of Directors then in office.

Solely for purposes of this definition the following terms have the meanings set forth below:

(a) "Board of Directors" means, the Board of Directors of Alcon, Inc.

(b) "Company" means, Alcon, Inc., the parent Company of Alcon Holdings Inc., a corporation organized in Switzerland, and who shares are traded on the New York Stock Exchange (NYSE) under the symbol ACL, and its subsidiaries, successors and assigns.

(c) "Shares" means the registered outstanding common stock of Alcon, Inc., CHF 0.20 par value per share.

VII. Method of Distribution

A. **In General**
Distribution of a Participant's Account Balance will occur upon the Participant reaching a Distribution Event, and the method of payment shall be a lump sum payment; provided, however, that a Participant may elect when initially eligible to participate, under Section VII.D. below, to receive payment in the form of equal annual installments over a predetermined number of years, selected by the Participant in such election. Any installment election shall be made: (i) with respect to Participants in the Plan as of December 1, 2007, no later than December 31, 2007; and (ii) with respect to any Participant who becomes eligible to participate after December 1, 2007, upon an initial enrollment form which shall be submitted along with the statement indicating his or her willingness to be a participant in the Plan as a condition to Plan participation in accordance with Section IV of the Plan.

B. **Installment Payments**
If annual installments are elected by a Participant with his initial election, the initial installment shall be based on the value of the Participant's Account, measured just prior to distribution, and shall be equal to l/n (where "**n**" is equal to the total number of annual installments not yet distributed). Subsequent installments shall be computed in a consistent fashion, with the measurement date being the anniversary of the original measurement date.

C. **Timing of Payments** for Persons Who Are Not Specified Employees Who Separated From Service Lump sum distributions shall be paid by the Company on or about April 1 of the calendar year following the year in which the Distribution Event occurs. Annual installments will commence on the payday coinciding with or next following the April 1 in the calendar year subsequent to the Participant's Distribution Event and continuing on each April thereafter until all annual installments have been paid.

D. **Initial Eligibility Election of Form and Time of Payment of Benefit**
A Participant may file his election of the form and time of payment of his benefit selecting among the forms in Article VII above within 30 days of the date on which the Participant initially became eligible to participate in any non-elective deferral account balance plan maintained by the Company or any Affiliate, with the type of account determined under Treasury Regulation § 1.409A-1(c).

E. **Specified Employee Payment Delay**
In the event a Participant is a Specified Employee for the Plan Year in which he incurs a Separation from Service, all provisions regarding timing of payment in Article VII.A., B and C shall be overridden by this Article VII.E. and such Specified Employee shall not receive any benefit payment for six months and two days following Separation from Service. Lump sums will be paid on the date that is six months and two days after Separation from Service. Installment Payments under Section VII.B. shall be delayed and commence on the date that is six months and two days following Separation from Service. In the event the first payment shall include all payments that would have been paid following Separation from Service if the delay provided in this Article VII.E. had not been in effect.

F. **Change in Distribution Date or Form**. Any such election to delay or change the form, time or schedule of payments may not take effect for at least 12 months after the date on which the election is made. Any election to defer a payment upon a specified date or specified time or upon a Separation from Service provided hereunder must be made and provided to the Company more than one (1) year before such payment becomes payable. For any election to defer a payment for a payment upon a Separation from Service or upon a specified time and not for a payment on account of Disability, death of a Participant, or an Unforeseeable Emergency (i.e., for a payment on Separation from Service or a payment on a specified date), the subsequent election must defer the payment for not less than 5 years from the date such payment would have otherwise been paid and any amount to be paid as an annuity shall be treated as a single payment payable on the date the first amount would have been paid. The subsequent election related to the time or form of payment must be made not less than 12 months before the date the payment is scheduled to be paid or the date of the first payment.

VIII. Change in Distribution Schedule

A. **Death of Participant** – In the event of the death of a Participant before distribution of the Participant's Account balance has commenced or been completed, the Trustee shall pay the remaining balance of any Account in one lump sum, to the individual designated as primary beneficiary on the latest executed Notice of Change of Beneficiary form on file, one hundred (100) days after the date of the Participant's death, provided the Committee receives proof of death within sixty (60) days of the date of death. If the primary beneficiary designated on the latest executed Notice of Change of Beneficiary form is no longer living at the time of the Participant's death, the Trustee shall pay the remaining Account balance in one lump sum to the individual designated as secondary beneficiary on the latest executed Notice of Change of Beneficiary form on file. If the Secondary Beneficiary designated on the latest executed Notice of Change of Beneficiary form is no longer living at the time of the Participant's death, the Trustee shall pay the remaining balance of any Account in one lump sum to the Participant's estate.

If the Participant wishes to change the beneficiary, the Participant may do so at any time by submitting a new Notice of Change of Beneficiary form to the Committee, which form shall become effective upon receipt by the Committee.

B. **Distribution on Account of Unforeseeable Emergency** – A Participant may apply to the Committee to receive a distribution from his Account (hereinafter called a "Hardship Withdrawal"), which the Committee may approve in its sole discretion if it determines that the Participant has an unforeseeable emergency as hereinafter defined. No Hardship Withdrawal shall be in an amount greater than the lesser of (i) the amount needed to satisfy such emergency plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution, and (ii) the balance of the Participant's Accounts on the date of such Hardship Withdrawal. An unforeseeable emergency is defined as a severe financial hardship to the Participant resulting from an illness or accident of the Participant, the Participant's spouse, or of a dependent (as defined in Code Section 152(a) determined without regard to Code subsections 152(b)(1) or (2) or (d)(1)(B)), or of the Participant's designated beneficiary, loss of the Participant's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. The Participant's need to pay medical expenses, including non-refundable deductibles, as well as for the costs of prescription medications may constitute an unforeseeable emergency.

A distribution on account of unforeseeable emergency may not be made to the extent that such emergency is or may be relieved through reimbursement or compensation from insurance or otherwise, or by liquidation of the Participant's assets, to the extent the liquidation of such assets would not cause severe financial hardship. Distributions because of unforeseeable emergency must be limited to the amount reasonably necessary to satisfy the emergency need, which may include amounts necessary to pay any federal, state or local income taxes or penalties reasonably anticipated from the distribution.

IX. Offset for Obligations to Company

If the Participant has any debt, obligation or other liability representing an amount owing to the Company or any Affiliate of the Company, and if such debt, obligation, or other liability is due and owing at the time benefit payments are payable hereunder, the time or schedule of payments may be accelerated under the Plan to satisfy the debt a Participant owes to the Company or any Affiliate, where such debt was incurred in the ordinary course of the service relationship between the parties, the entire amount of the reduction in any of the Participant's taxable years does not exceed $5,000, and the reduction is made at the same time and in the same amount as the debt otherwise would have been due and collected from the Participant. Treasury Regulation § 1.409A-3(j)(4)(xiii).

X. Liability of Company

Except as provided below, all contributions and distributions to be made as required by this Plan shall be obligations of the Sponsor. On the basis of the information furnished by the Committee, the Trustee shall keep separate books and records concerning the affairs of each Participating Employer hereunder and as to the accounts and credits of the Participants of each Participating Employer.

XI. Rights of a Participant

Establishment of the Plan shall not be construed as giving any Participant the right to be retained in the Company's service or employ or the right to receive any benefits not specifically provided by the Plan.

Any amounts due or credited under this Plan will not be segregated from the general funds of the Company, and no Participant will have any claim on any specific assets of the Company. To the extent that any Participant acquires a right to receive benefits under this Plan, his or her right will be no greater than the right of any unsecured general creditor of the Company and is not assignable or transferable except to the Participant's estate as defined in **Section VIII**.

XII. Amendment and Termination

The Board may amend, modify, or terminate the Plan at any time. No amendment, modification, or termination shall reduce any benefits accrued or rights entitled to by any Participant prior to such amendment, modification, or termination.

XIII. Determination of Benefits

See Appendix A.

XIV. Notices

Notices and elections under this Plan must be in writing. Notice or election is deemed delivered if it is delivered personally or mailed by registered or certified mail to the person at his or her last known business address.

XV. General Provisions

A. **Controlling Law** – Except to the extent superseded by federal law, the laws of the State of Texas shall be controlling in all matters relating to the Plan, including construction and performance thereof.

B.   **Captions** – The captions of sections and paragraphs of this Plan are for the convenience of reference only and shall not control or affect the meaning or construction of any of its provisions.

C.   **Facility of Payment** – Any amounts payable hereunder to any Participant who is under legal disability or who, in the judgment of the Committee, is unable to properly manage his or her financial affairs may be paid to the legal representative of such Participant or may be applied for the benefit of such Participant in any manner which the Committee may select, and any such payment shall be deemed to be payment for such Participant's Account and shall be a complete discharge of all liability of the Company with respect to the amount so paid.

D.   **Withholding of Payroll Taxes** – The Company shall withhold from a Participant's Compensation, all federal, state and local income, employment and other taxes required to be withheld by the Company with respect to any amounts credited or due under the Plan, in amounts and in a manner to be determined in the sole discretion of the Company.

The Company, or the Trustee of the Trust, shall withhold from any distributions made to a Participant under this Plan, all federal, state and local income, employment, and other taxes required to be withheld by the Company or the Trustee of the Trust, in connection with such distributions, in amounts and in a manner to be determined in the sole discretion of the Company and/or the Trustee of the Trust.

E.   **Administrative Expenses** – All expenses of administering the Plan shall be borne by the Company. No part thereof shall be charged against any Participant's Account or any amounts distributable hereunder.

F.   **Severability** – Any provision of this Plan prohibited by the law of any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition without invalidating the remaining provisions hereof.

G.   **No Liabilities** – Except as otherwise expressly provided herein, no member of the Board of Directors of the Company and no officer, employee, or agent of the Company shall have any liability to any person, firm, or corporation based on or arising out of the Plan, except in the case of gross negligence or fraud.

H.   **Binding on all Successors** – In the event of a Change of Control, any surviving or acquiring corporation shall assume the Plan and all obligations hereunder. In the event any surviving or acquiring corporation refuses to assume the terms set out in this document**,** then each Participant will receive the balance in his or her Account in a single lump sum immediately upon a Change of Control.

I.   **Election Filing** – All elections must be filed with the Committee. An election is deemed filed on the business date it is received by the Committee, the date it is postmarked by the U.S. Postal Service as mailed to the Committee via first class

U.S. mail, priority mail or express mail and is properly addressed, or the date it is received by an overnight courier service and is properly addressed. Elections must be addressed to the following to be properly addressed: Alcon Excess 401(k) Plan Committee, 6201 South Freeway, Fort Worth, TX 76134.

XVI. Unfunded Status of Plan

It is the intention of the parties that the arrangements herein described be unfunded for tax purposes and for purposes of Title I of ERISA. Plan Participants have the status of general unsecured creditors of the Company or any Participating Company. The Plan constitutes a mere promise by the Company to make payments in the future. The Company may establish the Trust(s) with the Trustee, pursuant to such terms and conditions as are set forth in the Trust agreement(s) to be entered into between the Company and the Trustee. The Trust is intended to be treated as a "grantor" trust under the Code and the establishment of the Trust is not intended to cause Participants to realize current income on amounts contributed thereto, and the Trust shall be so interpreted.

XVII. Rights to Benefits

A Participant's rights' to benefit payments under the plan are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors of the Participant or the Participant's beneficiaries.

XVIII. Code Section 409A Compliance

The adoption of this First Amendment to the Plan is intended to constitute a "material modification" of the Plan's terms for purposes of Code section 409A. The Plan shall be administered in accordance with the requirements of Code section 409A and the regulatory guidance issued under such provision. The Company reserves the right to further amend the Plan to whatever extent it deems necessary or appropriate to comply with Code section 409A.

This amended and restated Plan shall be effective as of January 1, 2008. This Plan was operated in good faith compliance with the requirements of section 409A of the Code, Notice 2005-1, and Proposed Treasury Regulation sections 1.409A-1 through 3 and 6 for periods from January 1, 2005 through December 31, 2007. For periods from January 1, 2008 through December 31, 2008 this Plan was operated in good faith compliance with section 409A of the Code, Treasury Regulation section 1-409A-1 through 3 and 6, and to the extent an issue was not addressed in such authorities, in good faith compliance with Notice 2005-1.

XIX. Company's Right to Unilaterally Amend

The Participant hereby consents and grants the Company the authority to unilaterally amend this Agreement to the extent necessary to bring this Agreement in compliance with the requirements of Code section 409A and the guidance issued thereunder.

XX. Limitation

Any action to enforce any right under this Agreement or under the Plan must be brought within two (2) years of the date on which a benefit was first payable to the Participant hereunder.

XXI. Liability for Taxes

The Participant is solely liable for any and all federal, state or local taxes imposed on the benefits hereunder; regardless of whether any amount is payable to the Participant at the time the Participant is subject to taxation on the benefits hereunder.

XXII. Ambiguity Construction

The Committee shall construe any ambiguity hereunder in such a manner that the Program's document and operations shall comply with Code section 409A and the final regulations issued thereunder.

XXIII. Prohibition on Accelerations and Changes in Time and Form of Payment

No payment of any amount due under this Program shall be accelerated unless such acceleration is provided for in Treas. Reg. section 1.409A-3(j). No payment of any amount due hereunder shall be delayed beyond the time specified for payment herein except to the extent such delay is one of the delays for which the payment is treated as made upon the date specified in the Plan under Treas. Reg. section 1.409A-3(d), if the payment is a disputed payment under Treas. Reg. section 1.409A-3(g), or if the payment was delayed pursuant to Treas. Reg. section 1.409A-2(b)(7). This Program shall not permit any subsequent changes in the time or form of payment or subsequent elections (as such phrase is defined in Treas. Reg. section 1.409A-2(b)) which would defer the payment of amounts specified to be paid hereunder.

XXIV. Permitted Payment Delays

A.   Amounts to be paid as described in Article VII may be deferred beyond their established payment date where the Company reasonably anticipates that the making of the payment will violate Federal securities laws or other applicable laws; provided that the Company makes the payment at the earliest date at which the Company reasonably anticipates that making such payment will not cause such violation. Treasury Regulation § 1.409A-2(b)(7)(ii).

B.   Amounts to be paid as described in Article VII may be deferred beyond their established payment date where the Company reasonably anticipates that the Company's federal income tax deduction with respect to such payment otherwise would be limited or eliminated by application of section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), provided the payment will be paid either during the Participant's first taxable year in which the Company reasonably anticipates, or should reasonably anticipate that if the payment is made in that year, the deduction of such payment will not be barred by application of

Code section 162(m), or during the period beginning with the date the Participant Separates from Service and ending on the later of the last day of the taxable year of the Participant in which the Participant Separated from Service on the 15th day of the third month following the Participant's Separation from Service, and provided further that if there was any scheduled payment to the Participant in a Participant's taxable year is delayed due to deductibility under Code section 162(m), the delay in payment will constitute a subsequent deferral unless all scheduled payments to such Participant that could be delayed under this section are also delayed. Treasury Regulation § 1.409A-2(b)(7)(i).

C. The payment may be delayed if the making of the payment of the date specified under the Plan would jeopardize the ability of the Company to continue as a going concern and the payment will be treated as made on the date specified provided it is made during the first taxable year of the Company in which making the payment would not have such effect. Treasury Regulation § 1.409A-3(d).

XXV. Permitted Payment Accelerations

A. **Accelerations of Benefits.** No benefit payment time or schedule under this Agreement shall be accelerated. No service provider shall have a direct or indirect election or any discretion regarding whether the service recipient exercises its discretion to accelerate a payment. The following are the only permitted payment accelerations:

 1. **Domestic Relations Orders**. The time or schedule of payments under this Agreement may be accelerated for a payment to an individual other than the Participant to the extent necessary to fulfill a domestic relations order. Treasury Regulation § 1.409A-3(j)(4)(ii).

 2. **Limited Cashouts.** A Participant's benefit automatically shall be paid, at the Company's election, in a lump sum if (1) the Participant's entire interest under this Agreement and under all Similar Arrangements that would constitute a nonqualified deferred compensation Plan under Treasury Regulation § 1.409A-1(c)(2) are paid, (2) the payment is not greater than the dollar limit on elective deferrals in Code section 402(g)(1)(B), (3) the Participant is provided no election with respect to receipt of the lump sum payment, and (4) the service recipient documents in writing its exercise of discretion with respect to this payment on or before the date such payment is made. Such payment shall comply with Treasury Regulation § 1.409A-3(j)(4)(v).

 3. **Employment Tax Payment.** The time or schedule of payments may be accelerated to the extent necessary to pay the Federal Insurance Contributions Act (FICA) tax imposed under Code sections 3101, 3121(a) and 3121(v)(2), where applicable, on compensation deferred under this Agreement or the Railroad Retirement Act tax under Code section 3201 (the "FICA Amount"). The time or schedule of payments may be

accelerated to pay the federal income tax withholding at the source on wages imposed by Code section 3401 or the corresponding withholding provisions of applicable state, local or foreign tax laws as a result of the payment of the FICA Amount and to pay the additional income tax on wages attributing to the pyramiding of Code section 3401 wages and taxes related to the payment of the FICA Amount. However, the total payment under this Section XXV.A.3. shall not exceed the aggregate of the FICA Amount and the income tax withholding related to such FICA Amount. Treasury Regulation § 1.409A-3(j)(4)(vi).

4. **409A Failure Income Inclusion.** The time or schedule of payments may be accelerated to provide a payment to the Participant when the arrangement fails to comply with the requirements of Code section 409A and the guidance thereunder; provided such payment shall be limited to the amount the Participant is required to include in his/her income as a result of such failure to comply with Code section 409A and the final regulations thereunder. Treasury Regulation § 1.409A-3(j)(4)(vii).

5. **Cancellation of Deferrals Following an Unforeseeable Emergency or Hardship Distribution**. The Participant may cancel his/her deferral election due to an unforeseen emergency or the Participant taking a hardship withdrawal from the 401(k) Plan in which he/she participates pursuant to Treasury Regulation § l.401(k)-1(d)(3); provided the deferral election under this Agreement is cancelled and not postponed or otherwise delayed, and any later deferral election shall be subject to the regulations governing initial deferral elections under Code section 409A and Treasury Regulation § 1.409A-2(a). Treasury Regulation § 1.409A-3(j)(4)(viii).

6. **Conflicts of Interest.** Payment time or schedule may be accelerated under the Plan to the extent necessary for any Federal officer or employee in the executive branch to comply with any ethics agreement with the Federal government. Treasury Regulation § 1.409A-3(j)(4)(iii)(A).

The time or schedule of payments under the Plan for a payment under the Plan may be accelerated and paid to the extent reasonably necessary to avoid violation of an applicable Federal, state, local or foreign ethics law or conflicts of interest law. A payment is reasonably necessary to avoid violation of such laws if it is necessary as part of a course of action that results in compliance with such laws and such laws would be violated under such course of action.

7. **Termination of Plan.** This Agreement and the arrangement of which it is part may be terminated with respect to this Participant if either 1, 2, or 3 below is satisfied:

(i) The Company in its sole discretion and pursuant to the terms of this Plan decides to terminate this NQDC Plan within twelve (12) months of a corporate dissolution taxed under Code section 331, or with the approval of the bankruptcy court pursuant to 11 U.S.C. 503(b)(1)(A); provided that the amounts deferred under the NQDC Plan for the Participants are included in the Participants' gross income by the latest of (or if earlier, the taxable year in which the amount is actually or constructively received):

(a)   the calendar year in which the NQDC Plan termination and liquidation occurred;

(b)   the first calendar year in which the amount is no longer subject to a substantial risk of forfeiture; or

(c)   the first calendar year in which the payment is administratively practicable.   Treasury Regulation § 1.409A-3(j)(4)(viv)(A).

(ii)   The Company may, in its sole discretion, pursuant to an irrevocable action taken by the Company within the thirty (30) days preceding or the twelve (12) months following a change in control (as such phrase is defined in Treasury Regulation § 1.409A-3(i)(5)) terminate and liquidate the NQDC Plan provided this shall only apply to a payment under a plan if all agreements, programs and other arrangements sponsored by the service recipient immediately after the change in control event that are treated as deferred under a single plan under Treasury Regulation § 1.409A-1(c)(2) are terminated and liquidated with respect to each participant that experienced the change in control event so that under the terms of the termination and liquidation all such participants are required to receive all amounts of deferred compensation under the aggregated terminated agreements, programs and other arrangements within twelve (12) months of the date the Company irrevocably took all necessary action to terminate and liquidate such arrangements pursuant to Treasury Regulation § 1.409A-3(j)(4)(ix)(B). The company who may take such actions to terminate such NQDC Plans under this Section XXV.A.7(i) must be the Company that is primarily liable immediately after the change in control transaction for payment of the deferred compensation under this Plan.

(iii)   The Company may, in its sole discretion, pursuant to the terms of this Agreement and the Plan, terminate the Arrangement provided:

(a)   The termination and liquidation of the Plan is not proximate to a downturn in the financial health of the service recipient or Company;

(b)   All Plans or Arrangements sponsored by the Company or its Affiliates that would be aggregated with any terminated Plan as a NQDC Plan under Treasury Regulation § 1.409A-1(c)(2), if the Participant participated in and had deferrals under all Arrangements, are terminated and liquidated;

(c)   No payments in liquidation of the Plan, other than payments payable under the terms of the Plan if the termination had not occurred, are made within twelve (12) months of the date on which the Company takes all necessary action to irrevocably terminate and liquidate the Plan;

(d)   All payments are made within twenty-four (24) months of the date the Company took all action to irrevocably terminate and liquidate the Plan; and

(e)   The Company does not adopt a new Plan or Arrangement that would be aggregated with any terminated Arrangement as a NQDC Plan under Treasury Regulation § 1.409A-1(c) if the Participant participated in both Plans or Arrangements at any time within three (3) years immediately following the date the service recipient took all actions necessary to irrevocably terminate and liquidate the Plan under Treasury Regulation § 1.409A-3(j)(4)(ix)(C).

8.   **Cancellation of Deferral Elections Due to Disability.** The Participant's deferral election may be canceled provided the cancellation occurs by the later of the end of the taxable year of the Participant or the 15th day of the third month following the date the Participant suffered a disability. Such disability for the purposes of a deferral election cancellation shall be deemed to exist if the Participant suffers a physical or mental impairment that results in the Participant being unable to perform the duties of his or her position or any substantially similar position where the impairment is expected to (1) last for a continuous period of not less than six months, or (2) to result in death. Treasury Regulation § 1.409A-3(j)(xii).

9.   **Bona Fide Disputes as to a Right to a Payment**. If the Company and the Participant have an arm's-length bona fide dispute as to the Participant's right to a deferred amount, the Plan may accelerate the time or schedule of payments or the Plan may make a payment as part of the settlement of such dispute. However, there shall not be any discretion with respect to accelerating any time or schedule of payment other than for purposes of settling an arm's-length dispute as to the Participant's right to a payment. Only payments for which there is a substantial reduction (25 percent or more) in the amount payable shall be deemed to be eligible to be treated as

payments under this Section XXV.A.9. Treasury Regulation § 1.409A-3(j)(4)(xiv).

10. **Payment of State, Local or Foreign Taxes.** The Plan may accelerate the time and form of payment to reflect the Plan's payment of state, local or foreign taxes arising out of the Participant's participation in the Plan, to reflect such tax payments related to amounts deferred under the Plan before such amounts are paid or made available to the Participant. Such accelerated payments may be made by payment of the withholding taxes on behalf of the Participants in accordance with applicable state, local or foreign laws, including federal income tax withholdings. However, the total payments accelerated under this Section XXV.A.10. must not exceed the sum of the state, local and foreign tax amounts and the income tax withholding related to such amounts. Treasury Regulation § 1.409A-3(j)(4)(xi).

IN WITNESS WHEREOF, the Sponsor has caused this Plan to be executed this the 18 day of December, 2008.

ALCON HOLDINGS INC.

By:

/s/ Cary Rayment
Cary Rayment, Chairman of the Board,
Chief Executive Officer and President

By:

/s/ Richard Croarkin
Richard Croarkin Sr. Vice President,
Finance and Chief Financial Officer

APPENDIX A

I.   **Determination of Benefits**

A.   **Claim** – A person who believes that he is being denied a benefit to which he is entitled under the Plan (hereinafter referred to as a "Claimant") may file a written request for such benefit with the Company, setting forth his claim. The request must be addressed to the Board of the Company related to the Participant at its then principal place of business.

B.   **Claim Decision** – Upon receipt of a claim, the Company shall advise the Claimant that a reply will be forthcoming within ninety (90) days and shall, in fact, deliver such reply within such period. The Company may, however, extend the reply period for an additional ninety (90) days for reasonable cause. If the claim is denied in whole or in part, the Company shall adopt a written report, using language calculated to be understood by the Claimant, setting forth:

1.   The specific reason or reasons for such denial;

2.   The specific reference to pertinent provisions of this Plan upon which such denial is based;

3.   A description of any additional material or information necessary for the Claimant to clarify his claim and an explanation why such material or such information is necessary;

4.   Appropriate information as to the steps to be taken if the Claimant wishes to submit the claim for review; and

5.   The time limits for requesting a review.

C.   **Request for a Review** – Within sixty (60) days after the receipt by the Claimant of the written report described above, the Claimant may request in writing that the Board review the determination of the Company. Such request must be addressed to the Board's principal place of business. The Claimant or his duly authorized representative may, but need not, review the pertinent documents and submit issues and comments in writing for consideration by the Company. If the Claimant does not request a review of the Company's determination by the Board within such sixty (60) day period, he shall be barred and estopped from challenging the Company's determination.

D.   **Review of Decision** – Within sixty (60) days after the Board's receipt of a request for review, they will review the Company's determinations. After considering all materials presented by the Claimant, the Board will render a written report, written in a manner calculated to be understood by the Claimant, setting forth the specific reasons for the decision and containing specific references to the pertinent provisions of this Plan on which the decision is based. If special circumstances require that the sixty (60) day time period be extended, the Board will so notify the Claimant and will render the decision as soon as possible, but no later than one hundred twenty (120) days after receipt of the request for review.